

October 13, 2010

Mr. Paul A. Smith
Senior Vice-President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue SW
Calgary, Alberta
Canada T2P 3M9

> **Re:** **Imperial Oil Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated May 21, 2010**
> **Response Letter Dated August 25, 2010**
> **File No. 000-12014**

Dear Mr. Smith:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. We remind you of comment 2 from our letter to you dated July 16, 2010. If you amend the 2009 Form 10-K for any reason, please provide all the required disclosure referenced by that prior comment.

Financial Statements, page 78

Notes to Consolidated Financial Statements, page 83

Note 1 – Summary of Significant Accounting Policies, page 83

Property, plant and equipment, page 84

2.   Your response to prior comment number 3 from our letter dated July 16, 2010 indicates, in part, that you have a well established and structured capital investment, endorsement, and approval process for all of your projects, including oil sands mining projects and other oil and gas projects. Describe to us this process in reasonable detail, including the provisions authorizing management to make decisions to proceed with the development of projects. Clearly explain the role of the board of directors in the process. Indicate the point during this process at which you establish proved reserves.

        Your response to prior comment number 3 also indicates that, for large and complex projects such as the Kearl project, there may be several management funding commitment milestones where early expenditures are required in advance of the booking of proved reserves and the final approval of the total project. With respect to the Kearl project, describe for us the material funding commitment milestones up to and including the final approval of the project. Explain the nature, timing, and amount of the action or activity associated with each milestone. Also, explain which milestones had been achieved as of December 31, 2008 and May 25, 2009. As part of your response, clearly explain how the board approval announced on May 25, 2009 related to the approval process.

3.   Tell us whether, as of December 31, 2008, management required any additional authorization or approval from the board of directors before it could undertake and complete any and all steps, actions, or activities necessary to fully explore, develop, and produce phase one of the Kearl project.

4.   Clarify for us whether reserves reported in connection with the Kearl project as of December 31, 2008 included only quantities attributable to phase one of the project.

5.   We note your response to our prior comment number four and are not in a position to agree that it is appropriate to capitalize expenditures incurred in the exploration stage. As indicated in Industry Guide 7, a project is considered to be in the exploration stage until such time as reserves are established. Costs incurred during the exploration stage are considered to be exploration expenses, regardless of the nature of the activity underlying the expenditures. In this regard, please note that in the absence of reserves, we do not believe there is sufficient basis to support a conclusion of probable economic benefit. We are also not in a position to agree with your analogy to ASC 932 for mining

activities and do not believe it is appropriate to analogize to industry-specific guidance for activities outside of the scope of that guidance.

Closing Comments

You may contact James Giugliano at (202) 551-3319 or W. Bradshaw Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-3650, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director